Exhibit 99.1

Nano Dimension Appoints Seasoned Hi-Tech Executive Yaron Eitan to its Board of Directors

NESS ZIONA, Israel, February 13, 2020 – Nano Dimension Ltd., a leading Additively Manufactured Electronics (AME) provider (Nasdaq, TASE: NNDM), announced today the appointment of Mr. Yaron Eitan as a member of the company’s Board of Directors, effective immediately.

Mr. Yaron Eitan is a technology entrepreneur, founder and investor with over 30 years of experience building and running privately held and publicly traded companies in the United States and Israel. He currently serves as the chief executive officer and co-founder of DeepCube Ltd., a deep learning software accelerator for inference. He is also the co-founder and chairman of both Emporus Technologies Ltd., which deploys deep learning in capital markets, and Marpai Health Inc., a company utilizing advanced analytics in healthcare. Mr. Eitan is also co-founder and co-chairman of 340Basics Technologies, Inc., a healthcare IT company. Previously, he founded and was the chief executive officer of Selway Capital, a venture capital incubator for high tech start-up companies. He founded and acted as a chairman and/or chief executive officer for DVTEL, Inc., Magnolia Broadband, Inc., and Geotek Communications Inc., a publicly traded company in wireless communications. Mr. Eitan was also a partner at CNTP, a $300 million technology venture fund that invested $100 million in several Israeli companies including Fiverr, Deep Instinct and Credorax.

Mr. Eitan has a BA in Economics from Haifa University and an MBA from the Wharton School of Business of the University of Pennsylvania.

“Under the new leadership of Mr. Yoav Stern, a seasoned turnaround CEO, Nano Dimension has demonstrated its ability to earn the trust of investors who recently invested in the company and has eliminated the company’s debt. We can now turn our focus to the execution of our strategy. To that effect, Mr. Eitan’s broad experience and track record in instituting and pursuing the execution of successful strategies will impact and strengthen the company’s Board of Directors. We are excited to benefit from his experience and voice,” said Mr. Ofir Baharav, Nano Dimension’s Chairman of the Board of Directors.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses turning its focus to the execution of the Company’s strategy. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com